Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 18, 2012 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the Hilton Garden Inn Montreal Centre-Ville (Room Charles de Bleury), Montréal, Québec H3A 0B1 on June 21, 2012 at 1:00 p.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder is entitled to appoint a person, who need not to be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting. The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting, or by the shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or proxy holders duly appointed by the shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii)
in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service Corporation for this purpose. Non-Registered Holders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as specifically disclosed in this Circular, no director or executive officer, present or nominated herein or any person who has held such position since the beginning of the last completed financial year of the Corporation, or any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

VOTING SHARES

The authorised share capital of the Corporation is composed of an unlimited number of common shares. Each holder of common shares has the right to vote at any meeting of the shareholders of the Corporation.

As at May 18, 2012, there were 49,765,093 issued and outstanding common shares of the Corporation, each entitling its holder to one (1) vote.

RECORD DATES

Shareholders registered as at May 18, 2012 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend the vote, deliver their proxies at the place and within the time set forth in this Circular.

The by-laws of the Corporation provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the shares of the share capital of the Corporation shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

As at May 18, 2012, to the best knowledge of the Corporation, no corporation and none of the directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s common shares.

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 29, 2012 and the report of the auditors will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2012 Annual Report which was mailed to shareholders who requested the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation (the “Board”) currently consists of six (6) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors.

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1st, 2012, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of common shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Board of Directors of the Corporation

Name, province and country of residence and position with the Corporation	Principal Occupation	First year as director	Number of common shares of the Corporation beneficially owned or over which control is exercised as at May 18, 2012	Number of common shares of Acasti Pharma Inc. (“Acasti”) beneficially owned or over which control is exercised as at May 18, 2012
Henri Harland(5,6,7) Québec, Canada President, Chief Executive Officer	President and Chief Executive Officer of the Corporation	1998	2,714,911(1)	1,390,042(2)
Ronald Denis(3,4,5,6,7,8) Québec, Canada Chairman of the Board	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	190,400	22,500
Michel Chartrand(5,6,7) Québec, Canada Chief Operating Officer	Chief Operating Officer of the Corporation	2006	60,400	6,181
Daniel Perry(3,4,5,7) Tours, France	President/Manager Société ADG 7 Tours	2000	142,633	0
Jean-Claude Debard(3,4,5,7) Saint Ouen l’Aumône, France	President of M Motors Automobiles France	2009	0	0
Harlan W. Waksal(5) New York, United States	Vice-President, Business and Scientific Affairs at Acasti Pharma Inc.	2012	600	751,200
(1) Of these, 1,927,000 common shares of the Corporation are held through a corporation controlled by Mr. Henri Harland.
(2) Of these, 821,750 shares of Acasti are held through a corporation controlled by Mr. Henri Harland.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Corporate Governance Committee.
(6) Member of the Board of Directors of Acasti.
(7) Member of the Board of Directors of NeuroBioPharm.
(8) President of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board and Director
Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Henri Harland – President, Chief Executive Officer and Director
Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Harland has been a director, President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Michel Chartrand – Director
On September 12, 2011, Mr. Michel Chartrand joined the Corporation has its Chief Operating Officer. Before joining the Corporation, he was the Vice-President of Retail Partner Solutions at McKesson Canada between 2009 and 2011. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which included, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Quebec pharmacy franchisors in Quebec.  From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

Jean-Claude Debard – Director
Mr. Jean-Claude Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and Executive President of Group Emil Frey France since 2008.

Daniel Perry – Director
Since March 1993, Mr. Daniel Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

Dr. Harlan W. Waksal – Director
Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti Pharma Inc. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology.  In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer.  He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002.  During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors.  Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of the Corporation, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the best of the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the best of the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

DISCUSSION AND ANALYSIS OF THE REMUNERATION

Remuneration of Directors

For the financial year ended on February 29, 2012, other than the Corporation’s CEO and the Corporation’s COO, all Directors were independent and were remunerated by the Corporation in their capacity as directors. Mr. Henri Harland, President and CEO of the Corporation, received no remuneration as director while Mr. Chartrand, COO of the Corporation, received no remuneration as director after his nomination on September 12, 2011.

The compensation paid to the independent Directors is a combination of meeting fees, annual compensation and stock options and warrant-based awards. The total remuneration received by each of the independent directors is paid by the Corporation and imputed afterwards to its subsidiary, in proportion to the work devoted by the Directors to each subsidiary, to the extent of 25% to NeuroBioPharm.

Note: For all the information relating to Mr. Michel Chartrand’s remuneration, please refer to the Named Executive Officer Section of this Circular.

Summary CompensationTable

The total remuneration and fees paid to the independent directors by the Corporation and its subsidiaries during the financial year ended on February 29, 2012 are set out in the following tables:

	Ronald Denis(1,2) ($)	Jean-Claude Debard ($)	Anthony Holler(3) ($)	Daniel Perry ($)
Annual fixed compensation	20,000	10,000	6,000	10,000
Fee for Director, per Board meeting attended	1,000	500	500	500
Fee for Directors, per Board meeting attended by way of conference call	500	250	250	250
Fee for Member Committee, per Board Committee meeting attended	1,000	500	500	500
(1)President of the Audit Committee of the Corporation and its subsidiaries.
(2)Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti.
(3)The annual fixed compensation for Dr. Holler is limited to his compensation as the Corporation’s director, as he was not a Director of NeuroBioPharm.

Note: Mr. Michel Chartrand ceased to be an independent director on September 12, 2011. All the information relating to Mr. Chartrand’s compensation can be found in the sections on the Named Executive Officers of the Corporation herein below.

As appears from the above table, independent directors of the Corporation and its subsidiaries were paid a minimum annual fixed compensation of $10,000 and the Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti was paid a minimum annual fixed compensation of $20,000 during the financial year ended on February 29, 2012. The annual fixed compensation for Dr. Holler was however limited at $6,000 as he was not a Director of Acasti nor of NeuroBioPharm during the financial year ended on February 29, 2012.

Remuneration Paid to Independent Directors

Name	Financial Year Ended February 28 / 29	Fees earned ($)(1)	Option/warrant-based awards(2)(3) ($)	All other compensation(4)(5) ($)	Total ($)
Ronald Denis	2012 2011 2010	25,500 25,500 24,000	63,662(6) 45,000 -	0 0 0	89,162 70,500 24,500
Jean-Claude Debard	2012 2011 2010	11,500 10,500 6,750	500 45,000 -	0 0 0	12,000 55,500 6,750
Daniel Perry	2012 2011 2010	12,000 11,500 11,250	500 45,000 -	0 0 0	12,500 56,500 11,250
Anthony Holler	2012	7,250	44,425	0	51,675
(1)The salary of the directors, which represents the total of the annual fixed remuneration and the fees per meeting, for the period ending on February 29, 2012 was assumed by the Corporation and charged to NeuroBioPharm (up to 25%).
(2)The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(3)The fair market value of the option-based awards of the Corporation is based on a fair value of $0.81 per option, and at $0.64 per option for the July 13, 2010 grant. For the value of Acasti warrant-based award of July 13, 2010, the price is based on a fair value of $0.23 per option or warrant. For the value of NeuroBioPharm warrant based award of July 13, 2010, the price is based on a fair value of $0.12 per warrant.
(4)The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(5)The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2012 fiscal period.
(6)This amount includes an option based award sum of 62,760$ from Acasti.

Outstanding Option-Based and Warrant-Based Awards for Directors

The following table provides information on the number and value of each independent director’s outstanding options at the end of the financial year ended February 29, 2012 for the Corporation.

Corporation

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Ronald Denis
February 28, 2011	25,000	2.50	February 28, 2014	14,250
July 13, 2010	25,000	1.50	July 13, 2013	38,250
Jean- Claude Debard
February 28, 2011	25,000	2.50	February 28, 2014	14,250
July 13, 2010	25,000	1.50	July 13, 2013	38,250
July 14, 2009	25,000	2.50	July 14, 2012	14,250
Daniel Perry
N/A	N/A	N/A	N/A	N/A
Anthony Holler
July 11, 2011	25,000	3.75	July 11, 2013	0
(*) Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $3.07 on February 29, 2012.

Acasti

The following tables provide information on the number and value of each independent director’s outstanding Acasti options and warrants at the end of the financial year ended February 29, 2012.

Acasti’s options and warrants were respectively awarded and transferred to the independent Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in Acasti.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Ronald Denis
June 16, 2011	75,000	1.40	June 16, 2016	45,750
October 8, 2008	25,000	0.25	October 8, 2018	44,000
Jean-Claude Debard
July 14, 2009	25,000	0.25	July 14, 2019	44,000
Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	44,000
Anthony Holler
N/A	N/A	N/A	N/A	N/A
(*) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.01 on February 29, 2012.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Ronald Denis
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	175,000	0.25	October 8, 2013	308,000
Jean-Claude Debard
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
July 14, 2009	100,000	0.25	October 8, 2013	176,000
Daniel Perry
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	100,000	0.25	October 8, 2013	176,000
Anthony Holler
N/A	N/A	N/A	N/A	N/A
(1)Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.01 on February 29, 2012.
(2)The transfer of Acasti warrants was effected by the Corporation in consideration of a transfer premium of $0.25 included in the warrant exercise price, payable to the Corporation upon exercise of the warrants.

NeuroBioPharm

The following table provides information on the number and value of each independent director’s outstanding NeuroBioPharm options warrants at the end of the financial year ended February 29, 2012. NeuroBioPharm’s options and warrants were awarded and transferred to the independent Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the NeuroBioPharm.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money Warrants(*) ($)
Ronald Denis
May 25, 2011	11,250	0.50	May 25, 2016	0
Jean-Claude Debard
May 25, 2011	11,250	0.50	May 25, 2016	0
Daniel Perry
May 25, 2011	11,250	0.50	May 25, 2016	0
Anthony Holler
N/A	N/A	N/A	N/A	N/A
(*)Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 29, 2012 given the absence of a reference for a market value for NeuroBioPharm’s shares.

Warrant-Based Awards

Name / Grant Date(2)	Number of securities underlying unexercised warrants(2)	Warrants exercise price ($)(2)	Warrants expiration date(2)	Value of unexercised in-the-money Warrants(1) ($)
Ronald Denis
April 12, 2011	115,003	0.40	April 12, 2016	0
April 12, 2011 (3)	28,751	0.53	April 12, 2016	0
April 12, 2011(4)	86,252	0.66	April 12, 2016	0
Jean-Claude Debard
April 12, 2011	115,003	0.40	April 12, 2016	0
April 12, 2011 (3)	28,751	0.53	April 12, 2016	0
April 12, 2011(4)	28,751	0.66	April 12, 2016	0
Daniel Perry
April 12, 2011	115,003	0.40	April 12, 2016	0
April 12, 2011 (3)	28,751	0.53	April 12, 2016	0
April 12, 2011(4)	28,751	0.66	April 12, 2016	0
Anthony Holler
N/A	N/A	N/A	N/A	N/A
(1)The calculation is based on the fair value of 0,10$ per share of NeuroBioPharm as of February 29, 2012 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)On April 12, 2011,  pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016, as further described in item 2 of this Circular in the section Particulars of Matters to be Acted Upon.
(3)The transfer of warrants of NeuroBioPharm was effected by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.
(4)The transfer of warrants of NeuroBioPharm was effected by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation to the Directors – value vested during the financial year ended on February 29, 2012

The following table sets out the value of stock options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the Directors that vested during the financial year ended on February 29, 2012:

Name	Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012($)
	Neptune	Acasti	NeuroBioPharm
Ronald Denis	34,450	10,313	0
Jean-Claude Debard	34,450	4,375	0
Daniel Perry	34,450	10,313	0
Anthony Holler	0	0	0

REMUNERATION OF NAMED EXECUTIVE OFFICERS

The Corporation is required to disclose the remuneration provided to Named Executive Officers (as such term is defined below). During the financial year ended February 29, 2012, the Corporation had four Named Executive Officers of the Corporation, being, Mr. Henri Harland, the Corporation’s Chief Executive Officer (“CEO”), Mr. André Godin, the Corporation’s Vice President Administration and Finance (“CFO”), Mr. Michel Chartrand, the Corporation’s Chief Operating Officer (“COO”) and Tina Sampalis, the Corporation’s Chief Scientific Officer (“CSO”).

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a Chief Financial Officer (“CFO”), (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Compensation Committee was composed of the following independent members Mr. Michel Chartrand (until September 12, 2011), Dr. Ronald Denis, Mr. Jean-Claude Debard, Mr. Daniel Perry and Dr. Anthony Holler. The Compensation Committee establishes management compensation policies and oversees their general implementation. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results. Generally, new stock option grants do not take into account the previous grant of options-based awards when considering new grants.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Corporation retained in the past the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Corporation. The mandate given to the consultant was to review and report to the Compensation Committee on the compensation of Named Executive Officers of companies comparable to the Corporation as well as the terms and conditions of such compensation, including incentive based remuneration. The results from the firm were based on a specialized survey conducted among Canadian biotechnology companies, the firm’s general databases and the public information available on public companies. The firm did not reveal the name of any specific Corporation used nor the selection criteria retained in its report to the Corporation, which was not required at that time by the securities legislation.

Since 2006, the Corporation calls, from time to time, upon an expert who is a member of the Ordre des conseillers en ressources humaines agréés in order to evaluate and recommend to the Remuneration Committee, the wage adjustments of the top-ranking executives of the Corporation.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Remuneration Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Corporation and grants of call options and transfer of warrants of the subsidiaries, Acasti and NeuroBioPharm; and
(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Mr. Henri Harland, President and CEO of the Corporation is eligible for up to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible for up to a 40% bonus of her base annual salary, Mr. André Godin, Vice President Administration and Finance is eligible for up to a 35% bonus of his base annual salary, and Mr. Michel Chartrand, Chief Operating Officer is eligible for up to a 35% bonus of his annual salary.

Stock Options and/or Warrants

The grant of stock options by the Corporation and/or the transfer of warrants and/or grant of call-options to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its shareholders.

For a more detailed description of the Corporation Stock Option Plan, please refer to section “Corporation’s Stock Option Plan” of this Management Proxy Circular.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. Grants of options and/or transfers of warrants and/or grant of call-options to Named Executive Officers are approved by the Corporation’s Board of Directors.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Corporation and/or call-options on shares of its subsidiaries Acasti and NeuroBioPharm own by the Corporation be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

The grant of options and/or the transfer of warrants and/or grant of call-options are part of the long-term incentive component of executive and director compensations and an essential part of compensation. The designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered.

The terms of the Stock Option plan are described below under the heading “Corporation’s Stock Option Plan” of this Circular.

Summary Remuneration Table - Named Executive Officers

The following Summary Remuneration Tables sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 29, 2012.

For remuneration related to previous financial years, please refer to the Corporation’s Management Proxy Circular available at www.sedar.com.

Remuneration paid by the Corporation for the Named Executive Officers

Name and Position	Year ended February 28 / 29	Salary ($)	Option-based/ Warrant-based awards (1)(2) ($)	Annual Incentive plans(7) ($)	All other remuneration (3)(4)(5) ($)	Total Remuneration ($)
Henri Harland CEO and President	2012 2011 2010	230,000 297,496 228,000	0 237,650 0	109,000 106,250 57,000	0 0 0	339,000 641,396 285,000
André Godin Vice-President and Chief Financial Officer	2012 2011 2010	175,000 168,750 153,000	0 165,375 0	35,000 27,562 15,300	0 0 11,769	210,000 361,687 180,069
Tina Sampalis Chief Scientific Officer	2012 2011 2010	70,000 97,500 58,800	0 61,875 0	11,000 13,000 5,880	0 0 11,000	81,000 172,375 75,680
Michel Chartrand(6) Chief Operating Officer	2012	131,538	258,000	0	43,000	409,401
Pierre Lemieux Chief Operating Officer of Acasti	2012	19,915	0	0	0	19,915
(1)The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)For the period ended on February 28, 2011, the value of the option-based awards of the Corporation was based on a fair value of $0.81 per option, and at $0.64 per option for the July 13, 2010 grant.
(3)The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(4)The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(5)The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2011 fiscal period.
(6)As of September 12, 2011.
(7)For the years 2011 and 2010, the bonuses presented are calculated on the basis on what was payable as of their respective year end.

Remuneration allocated to Acasti

Name and Principal Position at Acasti	Year ended February 28 / 29	Salary ($)	Option-based/ Warrant-based awards (1)(2)(3) ($)	Annual Incentive plans(7) ($)	All other remuneration (4)(5)(6) ($)	Total Remuneration ($)
Henri Harland Chief Executive Officer	2012 2011 2010	115,000 85,000 114,000	251,040 67,900 0	11,500 53,125 28,500	0 0 0	377,540 206,025 142,500
André Godin CFO of Neptune	2012 2011 2010	25,000 45,000 40,800	35,018 44,100 0	0 3,938 4,080	0 0 3,138	60,018 93,038 48,018
Tina Sampalis President	2012 2011 2010	205,625 162,500 176,400	209,200 103,125 0	28,000 38,188 17,640	0 0 33,000	442,825 303,813 227,040
Pierre Lemieux Chief Operating Officer	2012	139,407	167,360	8,000	0	314,767
(1)The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)For the value of Acasti warrant-based award of July 13, 2010, the price was based on a fair value of $0.23 per warrant.
(3)The value of Acasti’s warrant-based awards, which occurred on July 13, 2010, were entered as an advantage and remuneration received, which were subject and approved by the disinterested shareholders of the Corporation.
(4)The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(5)The Names Executive Officer’s did not receive any compensation under a pension plan, stock options, other indirect compensation or other form of annual compensation.
(6)The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2012 fiscal period.
(7)For the years 2011 and 2010, the bonuses presented are calculated on the basis on what was payable as of their respective year end.
Note: Mr. Michel Chartrand did not receive any salary from Acasti for the year ended February 29, 2012.

Remuneration allocated to NeuroBioPharm

Name and Principal Position at NeuroBioPharm	Year ended on February 28 / 29	Salary ($)	Option/ Warrant-based awards(1)(2)(3) ($)	Annual incentive plans(7) ($)	All other compensation (4)(5)(6) ($)	Total compensation ($)
Henri Harland CEO	2012 2011 2010	115,000 42,499 38,000	1,207 33,950 0	54,500 53,125 9,500	0 0 0	170,707 129,574 47,500
André Godin Chief Financial Officer	2012 2011 2010	50,000 11,250 10,200	0 11,025 0	15,000 7,875 1,020	0 0 785	65,000 30,150 12,005
Tina Sampalis President	2012 2011 2010	74,375 65,000 58,800	1,207 41,250 0	11,000 13,812 5,880	0 0 11,000	86,582 120,062 75,680
Pierre Lemieux Chief Operating Officer	2012	39,831	695	0	0	40,525
(1)The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2)For the value of NeuroBioPharm warrant-based award exchanged on April 12, 2011, the price was based on a fair value of $0.12 per warrant.
(3)The value of NeuroBioPharm’s warrant-based awards, which occurred on July 13, 2010 and exchanged on April 12, 2011, was entered as an advantage and remuneration received, which were subject and approved by the disinterested shareholders of the Corporation.
(4)The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(5)The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(6)The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2012 fiscal period.
(7)For the years 2011 and 2010, the bonuses presented are calculated on the basis on what was payable as of their respective year end.
Note: Mr. Michel Chartrand did not receive any salary from NeuroBioPharm for the year ended February 29, 2012.

Outstanding Option-Based and Warrant-Based Awards for Named Executive Officers

The following table sets out all awards of stock options to each Named Executive Officer outstanding at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 29, 2012. The Corporation has no equity incentive plan for share-based awards.

Corporation

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
February 28, 2011	225,000	2.50	February 28, 2014	128,250
July 13, 2010	150,000	1.50	July 13, 2013	235,500
André Godin
February 28, 2011	150,000	2.50	February 28, 2014	85,500
July 13, 2010	100,000	1.50	July 13, 2013	157,000
Tina Sampalis
February 28, 2011	100,000	2.50	February 28, 2014	57,000
July 13, 2010	100,000	1.50	July 13, 2013	157,000
Michel Chartrand
September 16, 2011	150,000	3.50	September 16, 2014	0
February 28, 2011	25,000	2.50	February 28, 2014	14,250
July 13, 2010	25,000	1.50	July 13, 2013	39,250
Pierre Lemieux
February 28, 2011	50,000	2.50	February 28, 2014	28,500
April 13, 2010	50,000	2.50	July 13, 2013	28,500
(*)Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $3.07 on February 29, 2012.

Acasti

The following tables provide information on the number and value of each Named Executive Officers’ outstanding Acasti options and warrants at the end of the financial year ended February 29, 2012. Acasti’s options and warrants were awarded and transferred to the Named Executive Officers of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Acasti.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
June 16, 2011	300,000	1.40	June 16, 2016	183,000
October 8, 2008	200,000	0.25	October 8, 2018	352,000
André Godin
June 16, 2011	150,000	1.40	June 16, 2016	91,500
October 8, 2008	100,000	0.25	October 8, 2018	176,000
Tina Sampalis
June 16, 2011	250,000	1.40	June 16, 2016	152,500
October 8, 2008	200,000	0.25	October 8, 2018	352,000
Michel Chartrand
September 16, 2011	150,000	1.40	September 16, 2016	91,500
June 16, 2011	50,000	1.40	June 16, 2016	30,500
October 8, 2008	25,000	0.25	October 8, 2018	44,000
Pierre Lemieux
June 16, 2011	200,000	1.40	June 16, 2016	122,500
(*) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.01 on February 29, 2012.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland
July 13, 2010	175,000	0.50(2)	October 8, 2013	264,250
October 8, 2008	1,250,000	0.25	October 8, 2013	2,200,000
André Godin
July 13, 2010	100,000	0.50(2)	October 8, 2013	151,000
October 8, 2008	700,000	0.25	October 8, 2013	1,232,000
Tina Sampalis
July 13, 2010	175,000	0.50(2)	October 8, 2013	264,250
October 8, 2008	1,250,000	0.25	October 8, 2013	2,200,000
Michel Chartrand
July 13, 2010	25,000	0.50(2)	October 8, 2013	37,750
October 8, 2008	125,000	0.25	October 8, 2013	220,000
Pierre Lemieux
July 13, 2010	220,000	0.50(2)	October 8, 2013	332,200
(1)Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.01 on February 29, 2012.
(2)The transfer of warrants of Acasti was effected by the Corporation in consideration of a transfer premium of $0.25 included in the warrant exercise price, payable to the Corporation upon exercise of the warrants.

Acasti’s options and warrants were respectively awarded and transferred to the Named Executive Officers of Acasti as remuneration for additional responsibilities and workload attributable to the position they held in Acasti.

NeuroBioPharm

The following table provides information on the number and value of each the Named Executive Officers’ outstanding NeuroBioPharm options and warrants at the end of the financial year ended February 29, 2012.

NeuroBioPharm’s options and warrants were respectively awarded and transferred to the Named Executive Officers of NeuroBioPharm as remuneration for additional responsibilities and workload attributable to the position they held in NeuroBioPharm.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money Warrants(*) ($)
Henri Harland
May 25, 2011	101,250	0.50	May 25, 2016	0
André Godin
May 25, 2011	75,000	0.50	May 25, 2016	0
Tina Sampalis
May 25, 2011	75,000	0.50	May 25, 2016	0
Michel Chartrand
May 25, 2011	11,250	0.50	May 25, 2016	0
Pierre Lemieux
May 25, 2011	26,250	0.50	May 25, 2016	0
(*)Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 29, 2012 given the absence of a market value for NeuroBioPharm’s shares.

Warrant-Based Awards

Name / Grant Date(2)	Number of securities underlying unexercised warrants(2)	Warrants exercise price(2) ($)	Warrants expiration date(2)	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland
April 12, 2011	287,531	0.40	April 12, 2016	0
April 12, 2011(3)	201,254	0.53	April 12, 2016	0
April 12, 2011(4)	172,504	0.66	April 12, 2016	0
André Godin
April 12, 2011	283,768	0.40	April 12, 2016	0
April 12, 2011(4)	115,003	0.66	April 12, 2016	0
Tina Sampalis
April 12, 2011	1,437,531	0.40	April 12, 2016	0
April 12, 2011(3)	201,254	0.53	April 12, 2016	0
April 12, 2011(4)	172,504	0.66	April 12, 2016	0
Michel Chartrand
April 12, 2011	115,003	0.40	April 12, 2016	0
April 12, 2011(3)	28,751	0.53	April 12, 2016	0
April 12, 2011(4)	28,751	0.66	April 12, 2016	0
Pierre Lemieux
April 12, 2011 (3)	230,005	0.53	April 12, 2016	0
April 12, 2011(4)	57,501	0.66	April 12, 2016	0
(1)The calculation is based on the fair value of $0.10 per share of NeuroBioPharm as of February 29, 2012 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)On April 12, 2011, pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016, as further described in item 2 of this Circular in the section Particulars of Matters to be Acted Upon.
(3)The transfer of warrants of NeuroBioPharm was effected by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.
(4)The transfer of warrants of NeuroBioPharm was effected by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation, Acasti and NeuroBioPharm to the Named Executive Officers– value vested during the financial year ended on February 29, 2012

The following table sets out the value of stock options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the by the named Executive Officers that vested during the financial year ended on February 29, 2012:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 29, 2012 ($)
	Neptune	Acasti	NeuroBioPharm
Henri Harland	245,738	78,125	0
André Godin	168,825	41,250	0
Tina Sampalis	137,000	78,125	0
Michel Chartrand	34,450	10,313	0
Pierre Lemieux	35,900	43,750	0

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its executives or directors.

Corporation Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan” or the “Corporation Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011 and May 25, 2011.

On May 9, 2012, the Board approved an amendment to the Corporation Stock Option Plan in order to, amongst other things, convert the Corporation Stock Option plan from a “fixed” plan to a 15% “rolling” plan (see “Particulars of Matters to be Acted Upon” under item 1 “Amendment of the Corporation Stock Option Plan” for a detailed description of the proposed amendments to the Corporation Stock Option Plan). The amendments to the Corporation Stock Option Plan remain subject to shareholders’ approval, as described below.

As of the date of this Circular, options for up to 7,241,385 common shares of the Corporation may be granted by the Board of Directors under the Corporation Stock Option Plan. Not more than 5% of shares issued by the Corporation may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Corporation Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Corporation outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Corporation outstanding.

Options granted under the Corporation Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on no less than a quarterly basis. They are exercisable, subject to vesting, at a price  equal to the closing price of the common shares on the Toronto Stock Exchange (the “TSX” or the “Exchange”) on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the TSX if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by shareholders) if applicable, the Board of Directors has the right to amend or terminate the Corporation Stock Option Plan. However, unless option holders consent to the amendment or termination of the Corporation Stock Option Plan in writing, any such amendment or termination of the Corporation Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Corporation Stock Option Plan.

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the board of directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 and March 21, 2011.

The Acasti Stock Option Plan was adopted to ensure that Acasti and its shareholders benefit from incentive participation through the holding of shares of Acasti by directors, officers, employees and consultants of Acasti, as designated by the board of directors of Acasti.

The Acasti Stock Option Plan is administered by the board of directors of Acasti, which will determine, inter alia, the number of Class A Shares of Acasti covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Acasti Stock Option Plan. The compensation committee of Acasti is responsible for overseeing and managing the Acasti Stock Option Plan. All grants of options to executives are approved by the board of directors of Acasti.

Options for Class A Shares of Acasti representing, from time to time, up to 10% of the outstanding issued Class A Shares of Acasti then outstanding may be granted by the board of directors of Acasti pursuant to the Acasti Stock Option Plan.

As at the date hereof, there are 7,269,003 Class A Shares reserved for issuance pursuant to the Acasti Stock Options Plan, representing 10% of the Class A Shares of Acasti issued and outstanding as of the date hereof.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti. In addition, the Acasti Stock Option Plan, together with any other plan that may be established by Acasti or any options already granted by Acasti will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of Acasti; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of Acasti, or (B) an insider, in excess of 5% of the outstanding securities of Acasti.

The options are non-transferable and may be exercised during the period determined by the board of directors of Acasti, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with Acasti or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the board of directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless option holders consent to the amendment or termination of the Acasti Stock Option Plan in writing, any such amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Acasti Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by the disinterested shareholders of Acasti at its annual meeting.

NeuroBioPharm Stock Option Plan

On May 25, 2011, the board of directors of NeuroBioPharm Inc. (“NeuroBioPharm”) approved the stock option plan for the member of the board of directors, the executive officers, the employees and the consultants of NeuroBioPharm (the “NeuroBioPharm Stock Option Plan”).

The NeuroBioPharm Stock Option Plan was adopted to ensure to NeuroBioPharm and its shareholders the benefit from incentive participation through the holding of shares by directors, officers, employees and consultants of NeuroBioPharm, as designated by the board of directors of NeuroBioPharm.

The NeuroBioPharm Stock Option Plan is administered by the board of directors of NeuroBioPharm, which will determine, inter alia, the number of Class A shares of NeuroBioPharm covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the NeuroBioPharm Stock Option Plan.

It is understood that at no time shall the number of Class A shares of NeuroBioPharm issuable pursuant to the terms of the NeuroBioPharm Stock Option Plan exceed an aggregate of 600,000 Class A shares.

The number of options granted to a consultant shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of NeuroBioPharm then outstanding. The number of options granted to a person the services of which are retained in investor relations shall not exceed, for a period of twelve (12) months, more than 2% of the issued and circulating shares of NeuroBioPharm.  Each NeuroBioPharm option granted to any person in charge of investor relations diminishes in same the number of options available  in the Corporation for any person which provides investor relations services. In addition, the NeuroBioPharm Stock Option Plan, together with  any other plan to be established by NeuroBioPharm or any options already granted by NeuroBioPharm, will not result, unless the  requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully  diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of  NeuroBioPharm, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of  NeuroBioPharm, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons,  exceeds 10% of the outstanding securities of NeuroBioPharm, or (B) an insider, exceeds 5% of the outstanding securities of  NeuroBioPharm.

The exercise price of the options will be determined by the board of directors of NeuroBioPharm, but may not be lower than (i) the price per share obtained by NeuroBioPharm for shares sold in its last arm’s length private placement within the last year, and (ii) the  demonstration of value of the exercise price in any one of the following ways: (A) a formal valuation or appraisal, deemed satisfactory  by the TSX, prepared by independent, qualified parties, such as chartered business valuators, (B) deferred expenditures  (excluding general and administrative costs) incurred within the five previous years, as evidenced by audited financial statements or an  audited statement of costs, which have contributed to or can reasonably be expected to contribute to the development of the product or  technology for which NeuroBioPharm intends to conduct a recommended research and development program in the next 12 months,  (C) net tangible assets, (D) five times annual average cash flow, or (E) some other determination of value acceptable to a recognized  stock exchange where the securities of the Corporation are listed.

Options granted under the NeuroBioPharm Stock Option Plan are non-transferable and may be exercised during the period determined  by the board of directors of NeuroBioPharm, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. In addition, and unless otherwise provided for in the agreement between NeuroBioPharm and the holder, as  proposed by the board of directors of NeuroBioPharm through the amendment of the NeuroBioPharm Stock Option Plan, the options will lapse upon termination of employment or the end of the business relationship with NeuroBioPharm or death of the holder, except that they may be  exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services  employees) and for one year after the death of a holder.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) if applicable and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) also if applicable, the  board of directors of NeuroBioPharm has the right to amend or terminate the NeuroBioPharm Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the NeuroBioPharm Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the NeuroBioPharm Stock Option Plan (number and exercise price).

The NeuroBioPharm Stock Option Plan must be approved each year by disinterested shareholders of the Corporation at its annual general meeting. The disinterested shareholders of the Corporation will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of NeuroBioPharm approved by the board of directors of NeuroBioPharm over the preceding year under the  NeuroBioPharm Stock Option Plan, and this, for as long as the NeuroBioPharm shares are not listed on a recognized stock market.

PENSION PLAN

The Corporation does not have a pension plan.

Termination and Change of Control Benefits

Contract clauses for termination of employment, change of position or function, and changes in management or ownership are presently being negotiated and discussed with some executive officers of the Corporation. The Corporation will set up a program of benefits and clauses in contracts in the event of a change of control and/or the termination of employment for all the executive officers. As of May 18, 2012, there is currently no benefit plan for executive officers, other than the option and warrant rights granted to the President for the maintenance of said rights, in the event of a change of control and/or the termination of their employment, but the terms and conditions of such a plan should be finalized during the year.

Performance Graph

On February 29, 2012, the closing price of the common shares of the Corporation on the TSX was $3.07 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, made on February 28, 2007 on the Exchange, compared with the total return of the S&P / CDN Index for the period shown on this graph.

Note: Transition to from TSX Venture Exchange to TSX Exchange on November 31st, 2011

Following the positive financial performance of the Corporation during the last year, an increase in salary was granted as well as the granting of premiums and stock options to buy shares during the financial year ending on February 29, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 29, 2012 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation stock-option plan.

Corporation

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	4,329,250(1)	2.46	1,817,310(2)
Share-based compensation plan unapproved by the shareholders	N/A	N/A	N/A
(1)This number includes the 496,250 shares to be issued following the exercise of the outstanding options from the NeuroBioPharm Stock Option Plan, which are imputed to the Corporation Stock Option Plan.
(2)Of this number, a maximum of 103,750 shares are available for the further issuance under the NeuroBioPharm Stock Option Plan.

Acasti

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the Shareholders	3,347,000	1.15	3,055,444
Share-based compensation plan unapproved by the Shareholders	N/A	N/A	N/A

The stock option plan of Acasti is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Class A Shares of Acasti from time to time.

NeuroBioPharm

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the Shareholders	496,250	0.50	103,750(1)
Share-based compensation plan unapproved by the Shareholders	N/A	N/A	N/A
(1)Any grant of the options under the NeuroBioPharm Stock Option Plan will reduce the number of common shares reserved for issuance under the Corporation Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 29, 2012 a director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of May 18, 2012 indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of May 18, 2012 any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Proxy Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than as set forth below, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

In 2001, the Corporation entered into an agreement with a corporation controlled by the President and Chief Executive Officer of the Corporation, to pay it royalties on a semi-annual basis for an amount equal to 1% of the Corporation’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Corporation’s net earnings before interest, taxes and amortization. For the financial year ended February 29, 2012, $192,540 in royalties on sales is payable in cash.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions with the Corporation and its subsidiaries, subject to the relevant provisions of the Business Corporations Act (Quebec) (RS.Q c. S-31.1). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for the Corporation’s directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of $85,000.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Charter of the Audit Committee is attached to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of three (3) members of the Board of Directors: Dr. Ronald Denis, Mr. Daniel Perry, Dr. Anthony Holler and Mr. Jean-Claude Debard. Based on the experience of the Audit Committee members described in section “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 Audit Committees (“NI52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All current members are independent. All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements. From the experience as described above under the heading “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Dr. Ronald Denis – Dr. Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and Executive President of Group Emil Frey France since 2008. Mr. Debard also has a graduate degree in Management and Strategic Management.  Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Dr. Anthony Holler – Dr. Holler obtained a Bachelor of Science degree and a Medical Degree from the University of British Columbia. He worked as an Emergency Physician at University Hospital, University of British Columbia for 11 years. In November 1993 Dr. Holler joined ID Biomedical Corporation on a full time basis. Dr. Holler is one of the founders of ID Biomedical Corporation and held a number of executive positions with the Company including Chief Executive Officer and Director. Dr. Holler resigned from ID Biomedical upon completion of the company's acquisition by GlaxoSmithKline in December of 2005. Dr. Holler is the Chairman of the Board of Directors of CRH Medical Corporation and Trevali Mining Group. He is a director of Response Biomedical Corporation. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on certain exemptions

During the financial year ended February 29, 2012 the Corporation has not relied on any exemption contained in NI52-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Fees

(a)	Audit Fees
“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $267,000 to the Corporation, respectively $195,000 for the Corporation, $40,000 for Acasti and $32,000 for NeuroBioPharm, for audit fees. For the fiscal year ended February 28, 2011, these fees were $290,225 to the Corporation, respectively $188,225 for the Corporation and $102,000 for Acasti.

(b)	Audit-Related Fees
“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $170,750 to the Corporation, respectively $82,500 for the Corporation (F10 registration statement, IFRS consultations, interim reviews and translation of documents), $30,750 for Acasti (IFRS consultations, translation) and $57,500 for NeuroBioPharm (preliminary prospectus and interim reviews).

(c)	Tax Fees
“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed a total of $56,000 to the Corporation, respectively $47,500 for the Corporation, $7,000 for Acasti and 1,500 for NeuroBioPharm, for tax fees for fiscal year ended February 29, 2012 and a total of $63,814 to the Corporation, respectively $48,151 for the Corporation and $15,663 for Acasti the fiscal period ended February 28, 2011. Tax fees include, but are not limited to, preparation of tax returns.

(d)	All Other Fees
The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 29, 2012 and February 28, 2011.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Corporation since September 25, 2006.

CORPORATE GOVERNANCE

1.	Board of Directors

(a)	Independent directors.

As of the date of this Circular, the Board of Directors considers that Dr. Ronald Denis, Mr. Daniel Perry, Dr. Anthony Holler and Mr. Jean-Claude Debard are “independent” within the meaning of NI52-110, as it applies to the Board of Directors.

(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland and Mr. Michel Chartrand (as at September 12, 2011) are not “independent” within the meaning of NI52-110, as it applies to the Board of Directors in that they are executive officers and employees of the Corporation.

(c)	Majority of directors are independent.

As of the date of this Circular, the Board of Directors considers that four of the six members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors.

Except for Mr. Harland, Dr. Denis and Mr. Chartrand, all the other members of the Board of Directors of the Corporation do not serve on the Board of Directors of Acasti. Mr. Perry and Mr. Debard also serve on the Board of Directors of NeuroBioPharm.

(d)	Independent directors do not hold regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, do hold such meeting.

(e)     Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended February 29, 2012, the Board of Directors has held 5 meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Ronald Denis(*)	3/5	2/5
Jean-Claude Debard	0/5	5/5
Daniel Perry	1/5	4/5
Michel Chartrand	4/5	1/5
Anthony Holler	2/3	1/3
Henri Harland	4/5	1/5
(*) Chairman of the Board of Directors

Dr. Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

2.	Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.	Position Descriptions

(a)	How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

(b)	How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis

4.	Orientation and Continuing Education

(a)	Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

(b)	Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.	Ethical Business Conduct

(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)	Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Quebec) (L.R.Q., c. S-31), a director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6.	Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based the Board Selection Committee’s recommendation, on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates. In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation. In 2011, the Board of Directors of the Corporation has put in a place a Board Selection Committee tasked with the evaluation of the proposed nominations to the Corporation’s Board. The Board Selection Committee is composed of Dr. Ronald Denis, Mr. Henri Harland, Mr. Michel Chartrand, Mr. Debard and Mr. Perry.

7.	Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of remuneration granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee are Dr. Ronald Denis, Mr. Daniel Perry, Mr. Anthony Holler and Mr. Jean-Claude Debard.

8.	Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee, which is composed of six (6) members. Of this number, two members are not considered independent within the meaning of Regulation 51-102, namely the President and Chief Executive Officer as well as the Chairman. The Corporate Governance Committee is in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance set out in its Policy 3.1.

9.	Assessments

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.  Amendment of the Stock Option Plan

Under the Stock Option Plan, the total number of common shares which can be issued is 7,241,385, representing approximately 15% of the issued and outstanding share capital of the Corporation. As at the date of this Circular, 6,024,250 stock options are issued and outstanding under the Stock Option Plan representing 12.1% of the Corporation’s issued and outstanding share capital as of May 18, 2012 . Of the total options outstanding, 2,225,000 options are granted to insiders representing 4,47% of the Corporation’s share capital as of May 18, 2012. Currently, 47,310 options are available for grant under the Stock Option Plan representing 0.10% of the issued and outstanding common shares of the Corporation as of May 18, 2012.

The Board is requesting that shareholders approve an ordinary resolution approving the amendments to the Stock Option Plan (the “Amended and Restated Stock Option Plan”).  The Board adopted the amendments to the Amended and Restated Stock Option Plan on May 9, 2012. The proposed amendments deal with, amongst other things: (i) the conversion of the Stock Option Plan from a “fixed” plan to a “rolling” plan, (ii) the clarification of the powers of the Board, (iii) the clarification of the early termination of options upon the occurrence of certain predetermined events, (iv) allowing the Board to make certain amendments to the Stock Option Plan, (v) providing for a blackout period extension (vi) providing for change of control and sale of the Corporation clauses and (vii) other “housekeeping” changes. The major differences with the Stock Option Plan are discussed in further details below. To be effective, the resolution must be passed by a simple majority of the votes cast by shareholders present in person or by proxy at the Meeting. If the resolution to approve the amendments to the Amended and Restated Stock Option Plan is not approved by shareholders, the Stock Option Plan will continue in place and options will continue to be granted pursuant to the terms and conditions of the Stock Option Plan.

The Corporation’s current Stock Option Plan is a fixed plan meaning that a fixed number of common shares, being 7,241,385 common shares, can be reserved for issuance. The number of common shares available for issuance is, as of May 18, 2012, 47,310. All increases in a stock option plan’s maximum are subject to shareholder approval. The Stock Option Plan was amended on June 22, 2011 to increase the number of common shares issuable under the Stock Option Plan.

Since there are few options available for grant, the Board had decided that it is in the best interest of the Corporation to amend the Stock Option Plan as it would allow the Corporation to grant options to new directors, officers, employees and consultants as well as continue to grant stock options to current directors, officers, employees and consultants thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock option is a critical component of the Corporation’s total compensation practices. Management and the Board manage compensation by ensuring that its employees and other key personnel are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and retain top quality personnel.

In considering such amendments to the Stock Option Plan, the Board decided that amending the Stock Option Plan to make it a “rolling plan” would be the most advantageous for the Corporation. A rolling plan has a maximum expressed as a percentage of the total number of common shares issued and outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant. Shareholders are being asked to consider and, if though fit, approve an ordinary resolution to amend the fixed plan and make it a 15% rolling stock option plan. The Amended and Restated Stock Option Plan will permit the issuance of that number of options up to a maximum of 15% of the issued and outstanding common shares of the Corporation from time to time. As at May 18, 2012, the Corporation has 49,765,093 common shares issued and outstanding of which 15% is 7,464,763 common shares.

The following table sets out the authorized, outstanding and available for grant number of option under the existing Stock Option Plan and the Amended and Restated Stock Option Plan as at May 18, 2012:

	Authorized	Outstanding	Exercised	Available for Grant
Stock Option Plan	7,241,385	6,024,250(1)(2)	1,169,825(3)	47,310
Amended and Restated Stock Option Plan	7,464,763 (being 15% of the current number of issued and outstanding common shares)	6,024,250(1)(2)	N/A	1,440,514
First Individual Stock Option Grants and Second Individual Stock Option Grants	N/A	850,000(4)	N/A	N/A
(1)This number includes the 496,250 options outstanding from the NeuroBioPharm Stock Option Plan, which are imputed to the Stock Option Plan and the Amended and Restated Stock Option Plan, as described below.
(2)This number does not include 850,000 options granted which may not be exercised until shareholder approval of the amendments to the Amended and Restated Stock Option Plan is obtained. Upon approval by the shareholders of the First Individual Stock Option Grants and Second Individual Stock Option Grants  (see below) and amendments to the Amended and Restated Stock Option Plan, the 850,000 options granted will be considered outstanding under the Amended and Restated Stock Option Plan.
(3)Includes 1,094,825 options granted and exercised and 75,000 options granted and exercised following the approval of the Stock Option Plan by the shareholders at the last meeting of shareholders held on June 22, 2011.
(4)See section “Particulars of Matters to be Acted Upon” under item 4 “ First Individual Stock Option Grants” and item 5 “ Second Individual Stock Option Grants” for a detailed description of the First Individual Stock Option Grants and Second Individual Stock Option Grants, as such terms are defined thereto.

The TSX requires that rolling plans, such as the proposed Amended and Restated Stock Option Plan, be approved by shareholders every three (3) years. Assuming that the amendments to the Amended and Restated Stock Option Plan is approved by shareholders and receives regulatory approval, the Amended and Restated Stock Option Plan will become effective and all existing granted and outstanding options under the Stock Option Plan will be counted towards the 15% maximum under the Amended and Restated Stock Option Plan. If the amendments to the Amended and Restated Stock Option Plan is not approved by shareholders, the Stock Option Plan will continue in full force and effect.

The principal terms of the Amended and Restated Stock Option Plan remain substantively the same as the Stock Option Plan (see “Corporation Stock Option Plan” above for a description of the terms and conditions of the Corporation Stock Option Plan). The material terms can be summarized as follows:

The aggregate number of common shares that may be reserved for issuance under the Amended and Restated Stock Option Plan shall not exceed 15% of the common shares of the Corporation issued and outstanding on a non-diluted basis from time to time. Any increase in the issued and outstanding common shares will result in an increase in the number of common shares available under the Amended and Restated Stock Option Plan and any exercised, cancelled, expired or terminated options will make additional common shares available under the Amended and Restated Stock Option Plan;

The Board of Directors of the Corporation is responsible for the general administration of the Amended and Restated Stock Option Plan, the proper execution of its provisions and its interpretation. The Board shall have the power to, amongst other things: (i) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of Amended and Restated Stock Option Plan, (ii) interpret and construe the Amended and Restated Stock Option Plan and to determine all questions arising out of the Amended and Restated Stock Option Plan or any option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes, (iii) determine the number of common shares reserved for issuance by each option, (iv) determine the exercise price of each option, (v) determine the time or times when options will be granted and exercisable, (vi) determine if the common shares which are issuable on the due exercise of an option will be subject to any restrictions upon the due exercise of such option, and (vii) prescribe the form of the instruments and certificates relating to the grant, exercise and other terms of options.

There continues to be the same limitations on option issuances. In no event will the grant of options under the Amended and Restated Stock Option Plan, together with any proposed or previously existing security based compensation arrangement, result in: (i) the number of common shares reserved issuable pursuant to stock options granted to insiders exceeding ten percent (10%)of the Corporation's issued and outstanding common shares (on a non-diluted basis), (ii) the issuance to insiders, within any twelve (12) month period, of a number of common shares exceeding in the aggregate ten percent (10%) of the Corporation's issued and outstanding Shares (on a non-diluted basis), (iii) the grant to any one (1) insider, and such insider's associates, within any twelve (12) month period, options reserving for issuance a number of common shares exceeding in the aggregate five percent (5%) of the Corporation's issued and outstanding common shares (on a non-diluted basis), (iv) the grant to any one (1) person, within any twelve (12) month period, of options reserving for issuance a number of common shares exceeding in the aggregate five percent (5%) of the Corporation’s issued and outstanding common shares (on a non-diluted basis), (v) the grant to any one consultant of the Corporation, Acasti, NeuroBioPharm or any other subsidiary of the Corporation, within any twelve (12) month period, of options reserving for issuance a number of common shares exceeding in the aggregate two percent (2%) of the Corporation’s issued and outstanding common shares (on a non-diluted basis), or (vi) the grant to any one employee of the corporation, Acasti, NeuroBioPharm or any other subsidiary of the Corporation which provides investor relations services, within any twelve (12) month period, of options reserving for issuance a number of common shares exceeding in the aggregate two percent (2%) of the Corporation’s issued and outstanding common shares (on a non-diluted basis).

Any grant of options under the NeuroBioPharm Stock Option Plan will reduce the number of common shares reserve for issuance under the Amended and Restated Stock Option Plan.

If any option of NeuroBioPharm granted pursuant to the NeuroBioPharm Stock Option Plan is exercised, cancelled, expired or terminated, an additional number of common shares corresponding to the number of shares of NeuroBioPharm in respect of which the option of NeuroBioPharm expired will be available for pursuant to the Amended and Restated Stock Option Plan.

Options granted under the Amended and Restated Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares of the Corporation on the TSX on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for a period not exceeding (i) 60 days after termination or the end of the business relationship, or (ii) 30 days for investor relations services employees, as determined by the Board in its discretion (subject to certain exceptions), to the extent that they will have vested on such date of termination of employment.

If an option expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then the option shall expire ten business days after the trading black-out period is lifted by the Corporation.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the common shares of the Corporation or any part thereof shall be made to all or substantially all holders of common shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each holder of options holding options under the Amended and Restated Stock Option Plan, to permit the exercise of all such options within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the holders of options to such options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

In the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the common shares in respect of which the holder of options would have been entitled to exercise the option in accordance with the provisions of the Amended and Restated Stock Option Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiry date of the option; but the holder of options shall not be entitled to exercise the options with respect to any other common shares.

The Board may amend, suspend or discontinue the Amended and Restated Stock Option Plan, and amend or discontinue any options granted under the Amended and Restated Stock Option Plan, at any time without shareholder approval. Without limiting the foregoing, the Board is specifically authorized to amend the terms of the Amended and Restated Stock Option Plan, and the terms of any options granted under the Amended and Restated Stock Option Plan, without obtaining shareholder approval, to: (i) amend the vesting provisions, (ii) amend the termination provisions, except as otherwise provided in the Amended and Restated Stock Option Plan, (iii) amend the eligibility requirements of eligible directors, employees or consultants which would have the potential of broadening or increasing insider participation, (iv) add any form of financial assistance, (v) amend a financial assistance provision which is more favorable to directors, employees or consultants, (vi) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares, (vii) add a deferred or restricted share unit or any other provision which results in directors, employees or consultants receiving securities while no cash consideration is received by the Corporation, and (viii) make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority.

The Board may not amend the Amended and Restated Stock Option Plan without shareholders’ approval to: (i) increase the number of common shares reserved for issuance under the Amended and Restated Stock Option Plan (including a change from a fixed maximum number of shares to a fixed maximum percentage of common shares), (ii) change the manner of determining the exercise price of the options, (iii) increase the aggregate number of common shares in respect of which options have been granted and remain outstanding so that such number of common shares, when taken together with all of the Corporation’s security based compensation arrangements then either in effect or proposed, shall at any time be such as to result in (x) the number of common shares issuable to insiders pursuant to stock options exceeding 10% of the issued and outstanding common shares, or (y) the issuance to insiders pursuant to stock options, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares, and (iv) amend the amending provisions of the Amended and Restated Stock Option Plan.

The Board may not amend granted options without shareholders’ approval to: (i) reduce the exercise price for the benefit of insiders, or (ii) extend the termination date for the benefit of insiders, other than in accordance with the Amended and Restated Stock Option Plan.

Options granted under the Amended and Restated Stock Option Plan to U.S. Taxpayers may be nonqualified stock options or incentive stock options intended to qualify under Section 422 (“ISOs”) of the United States Internal Revenue Code of 1986 and the applicable authority thereunder (the “Code”). “U.S. Taxpayer” means a person who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose purchase of common shares under the Amended and Restated Stock Option Plan would be subject to U.S. taxation under the Code. Such person shall be considered a U.S. Taxpayer solely with respect to such options.

The maximum number of options that may be granted as ISOs is equal to the maximum number of common shares issuable under the Amended and Restated Stock Option Plan. The terms and conditions of any ISOs granted, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Board of Directors of the Corporation from time to time in accordance with the Amended and Restated Stock Option Plan.

If an ISO is granted to a person who owns shares representing more than ten percent of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the option shall not exceed five years from the time of grant of such option and the exercise price shall be at least 110 percent (110%) of the market price (at the time of grant) of the common shares subject to the option.

To the extent the aggregate market price (determined at the time of grant) of the common shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as nonqualified stock options.

Any options granted to U.S. Taxpayers shall be limited to employees or consultants providing services to the Corporation or to an affiliate which is an “eligible issuer”, as defined in final Treas. Reg. 1.409A-1(b)(iii) (this includes corporate subsidiaries in which the Corporation has a controlling interest).

The major differences between the Stock Option Plan and the Amended and Restated Stock Option Plan are:

Rather than having 7,241,385 common shares available for issuance, the aggregate number of common shares that may be issued under the Amended and Restated Stock Option Plan shall not exceed 15% of the common shares then issued and outstanding on a non-diluted basis from time to time. Any increase in the issued and outstanding common shares will result in an increase in the number of common shares available for issuance under the Stock Option Plan and any exercise, cancellation, expiration or termination of options granted will make additional common shares available under the Amended and Restated Stock Option Plan (the “Rolling Plan Amendment”).

The Amended and Restated Stock Option Plan provides for a more detailed description of the powers of the Board of Directors, as more fully described above (the “Board Amendment”).

The amendment provision of the Stock Option Plan has been amended in order to allow the Board of Directors to make certain amendments to the Amended and Restated Stock Option Plan and options granted without having to obtain shareholders’ approval, as more fully described above (the “Amendment Provision Amendment”).

The language dealing with the termination of options has been amended to provide for the following (the “Termination Amendment”):
o
In the event that the holder of options holds his or her options as a director of the Corporation and such person ceases to be a director of the Corporation other than by reason of death, the expiry date of the options will not exceed the sixtieth (60th) day following the date the holder of the options ceases to be a director of the Corporation unless the holders of options ceases to be a director of the Corporation as a result of: (i) ceasing to meet the qualifications of a director set forth in Business Corporation Act (Québec) (the “QBCA”), (ii) an ordinary resolution having been passed by the shareholders of the Corporation pursuant to the QBCA, or (iii) an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date will be the date the holder of options ceases to be a director of the Corporation.

o
In the event that the holder of options holds his or her options as an employee or consultant of the Corporation and such person ceases to be an employee or consultant of the Corporation other than by reason of death, the expiry date of the options will not exceed the sixtieth (60th) day following the termination date or, if the employee or consultant provides investor relations services, the thirtieth (30th) day following the termination date, unless the holder of options (i) ceases to be an employee of the Corporation as a result of termination for cause, or (ii) ceases to be  an employee or consultant of the Corporation as a result of an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date will be the termination date.

The Amended and Restated Stock Option Plan provides for a blackout period extension, as more fully described above (the “Blackout Period Amendment”).

The Amended and Restated Stock Option Plan sets forth change of control and sale of the Corporation clauses, as more fully described above (the “Change of Control Amendment”).

The amended and Restated Stock Option plan includes provisions for U.S. taxpayers, as more fully described above (the “U.S. Taxpayers Amendment”)

Other housekeeping amendments (the “Administrative Amendments”)

Shareholders are being asked to approve the amendment by the Corporation of the Stock Option Plan by passing the following ordinary resolution:

“WHEREAS the amendments to the stock option plan of Neptune Technologies & Bioressources Inc. (the “Corporation”) was adopted by the Board of Directors of the Corporation on May 10, 2001, as amended and restated on October 1, 2002; August 28, 2003; June 14, 2005; April 20, 2006; April 29, 2009; May 6, 2010; March 21, 2011 and May 25, 2011 (the “Stock Option Plan”);

WHEREAS the Board of Directors of the Corporation wishes to amend and restate the Stock Option Plan to convert the Stock Option Plan from a “fixed” plan to a “rolling” 15% plan and make other ancillary amendments, the whole as more fully described in the management proxy circular of the Corporation dated May 18, 2012 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the Toronto Stock Exchange (the “TSX”), the Board of Directors of the Corporation is requesting that shareholders of the Corporation approve this ordinary resolution approving the amendments to the amended and restated Stock Option Plan of the Corporation (the “Amended and Restated Stock Option Plan”);

RESOLVED THAT:

1.
each of the Rolling Plan Amendment, the Board Amendment, the Amendment Provision Amendment, the Termination Amendment, the Blackout Period Amendment and the Change of Control Amendment, the U.S Taxpayers Amendment and the Administrative Amendments, as each such term is defined in the Circular, be and is hereby authorized and approved;

2.
pursuant to the requirements of the TSX, the Corporation is authorized to put forward the Amended and Restated Stock Option Plan for re-approval by shareholders at a meeting of shareholders duly called at a date prior to the date which is three years from the date hereof;

3.
pursuant to the Amended and Restated Stock Option Plan, the Corporation is authorized to reserve for issuance 15% of the common shares of the Corporation then issued and outstanding (on a non-diluted basis) from time to time for a period of three (3) years following the date hereof;

4.
The Corporation is authorized to continue granting options under the Amended and Restated Stock Option Plan until June 20, 2015, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

5.
the Corporation is authorized to make any necessary application to applicable regulatory authorities and to the TSX regarding the adoption of the Amended and Restated Stock Option Plan, the continuation of all outstanding equity-based compensation previously granted under the Corporation’s Stock Option Plan and any matters contemplated in this resolution, and any such application made prior to the date hereof, are hereby ratified, confirmed and approved;

6.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Amended and Restated Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the shareholders of the Corporation, in order to ensure the adoption and efficient function of the Amended and Restated Stock Option Plan; and

7.
any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Amended and Restated Stock Option Plan”

To be adopted, the resolution approving the amendments to the Amended and Restated Stock Option Plan (the “Stock Option Plan Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Resolution.

2.  The NeuroBioPharm Consideration

On April 12, 2011, as part of the restructuring and the rollover of NeuroBioPharm’s share capital, as more amply described below under “Background of Reorganization and Dividend of NeuroBioPharm”, NeuroBioPharm issued, inter alia, to the Corporation, 3,415,500 Series 2011-2 warrants at a price of $0.47 per warrant (the “Series 2011-2 NeuroBioPharm Warrants”). Each Series 2011-2 NeuroBioPharm Warrant will expire upon the occurrence of the first of the following event: (i) within 15 days of the listing of NeuroBioPharm’s shares on the TSX Venture Exchange, or (ii) on April 12, 2016.

The Corporation proceeded with the transfer of (i) 150,000 Series 2011-2 NeuroBioPharm Warrants, as at September 16, 2011, in favour of Mr. Michel Chartrand, also a member of the Board of Directors of the Corporation and its subsidiaries, (ii) 500,000 Series 2011-2 NeuroBioPharm Warrants, as at December 1, 2011, in favour of Dr. Harlan W. Waksal, an executive of a subsidiary of the Corporation, (iii) 730,000 Series 2011-2 NeuroBioPharm Warrants, as at April 11, 2012, of which 255,000 were transferred in favour of certain employees and 475,000 in favour of certain executive officers and the members of the Board of Directors of the Corporation and its subsidiaries (collectively, the “NeuroBioPharm Consideration”).

The Corporation has granted the NeuroBioPharm Consideration in favour of certain of its directors, executives and employees as an incentive to stimulate and increase the value of its subsidiaries, as well as for the additional responsibilities and workload that such individuals had to carry out during the financial year ended February 29, 2012, and that same will carry out during the present fiscal year.

The total value of the NeuroBioPharm Consideration, as at the date their payments, is $17,081.77, taking into account the value of each warrant using the Black-Scholes evaluation model.

Shareholders are being asked to approve the NeuroBioPharm Consideration by passing the following resolution:

“RESOLVED THAT:

1.
The NeuroBioPharm Consideration, as described in the Management Proxy Circular of Neptune Technologies & Bioressources Inc. (the “Corporation”) dated May 18, 2012 be and is hereby ratified, confirmed and approved;

2.
Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the NeuroBioPharm Consideration”

To be adopted, the resolution approving the NeuroBioPharm Consideration (the “NeuroBioPharm Consideration Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE NEUROBIOPHARM CONSIDERATION RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE NEUROBIOPHARM CONSIDERATION RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the NeuroBioPharm Consideration Resolution.

Background of Reorganization and Dividend of NeuroBioPharm

On February 28, 2001 NeuroBioPharm proceeded with the recapitalization of its share capital. NeuroBioPharm’s share capital is composed of an unlimited number of Classes “A”, “B”, “C”, “D”, “E”, “F”, “G” and “H” shares with no par value.

On April 12, 2011, NeuroBioPharm proceeded with the consolidation of its existing capital stock on a 2 for 1 basis (the “Reverse Split”). Following the Reverse-Split, (i) 100 Class A Shares having a deemed value of $0.01 each were consolidated on a 2 for 1 basis resulting into 50 Class A shares at a deemed value of $0.02 each, (ii) the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on a 2 for 1 basis resulting into 2,500,000 Class B Shares at a deemed value of $0.40 each, and (iii) the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on a 2 for 1 basis resulting into 17,500,000 Class C shares at a deemed value of $0.20 each.

On April 12, 2011, immediately following the Reverse-Split, NeuroBioPharm purchased by mutual agreement the resulting 50 Class A Shares payable by the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent appraisal prepared for the Corporation. On the same date, immediately following the Reverse-Split, NeuroBioPharm traded, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants paid by the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

The number of traded warrants was adjusted in accordance with the clauses of adjustment of the warrants according to the percentage of dilution so that the Corporation would not be more or less diluted following the exercise of warrants, before and after the reorganization and the rollover. Moreover, following all the exercises of the warrants, the potential financial contribution of said warrants, proportional to the full value, remains the same after the reorganization and the rollover, and this, by making sure that the market value calculated for these new warrants by using the method of evaluation Black & Scholes, remains lower for the holder post reorganization and post rollover, when compared to its commercial value pre-reorganization and rollover.

Series 2011-1 warrants were issued on April 12, 2011 on their fair market value of $0.181 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognised stock exchange; or (ii) on April 12, 2014.

Series 2011-2 warrants were issued on April 12, 2011 on their fair market value of $0.0309 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.47, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 warrants were issued on April 12, 2011 on their fair market value of $0.034 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on April 12, 2016.

On April 12, 2011, the Corporation converted its account receivable from NeuroBioPharm, corresponding to $850,000 debt of the NeuroBioPharm, into 8,500,000 Class A shares at a price of $0.10 per share.

3.  NeuroBioPharm Stock Option Plan

Pursuant to the terms of the NeuroBioPharm Stock Option Plan, the NeuroBioPharm Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy at the annual and general meeting of shareholders.

The adoption of the NeuroBioPharm Stock Option Plan was approved by the Board of Directors of NeuroBioPharm on May 25, 2011.    A description of the terms and conditions of the NeuroBioPharm Stock Option Plan is contained under “NeuroBioPharm Stock Option Plan” above.

 Shareholders are being asked to approve the NeuroBioPharm Stock Option Plan by passing the following resolution:

“RESOLVED THAT:

1.
The NeuroBioPharm Stock Option Plan, as described in the Management Proxy Circular of Neptune Technologies & Bioressources Inc. (the “Corporation”) dated May 18, 2012 be and is hereby ratified, confirmed and approved;

2.
Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the NeuroBioPharm Stock Option Plan”

To be adopted, the resolution approving the NeuroBioPharm Stock Option Plan (the “NeuroBioPharm Stock Option Plan Resolution”) must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on NeuroBioPharm Stock Option Plan Resolution adds up to 4,306,577.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE NEUROBIOPHARM STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE NEUROBIOPHARM STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the NeuroBioPharm Stock Option Plan Resolution.

4.  First Individual Stock Option Grants

The Board of Directors of the Corporation approved the grant of 250,000 options to John Elway, an arm’s length party, as partial consideration for the personal services agreement entered into between John Elway and the Corporation, as previously announced by the Corporation (the “First Individual Stock Option Grants”). These awards cannot be exercised until such time that shareholders of the Corporation have approved and ratified the First Individual Stock Option Grants. Should shareholders fail to approve the First Individual Stock Option Grants, the awards will be cancelled forthwith. The options granted on March 26, 2012 to John Elway may be exercised at a price of $3.05 USD per common share until March 26, 2015.

The shareholders are being asked to approve the First Individual Stock Option Grants by passing the following resolution:

“RESOLVED THAT:

1.
The First Individual Stock Option Grants, as described in the Management Proxy Circular of Neptune Technologies & Bioressources Inc. (the “Corporation”) dated May 18, 2012 be and is hereby ratified, confirmed and approved;

2.
Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the First Individual Stock Option Grants”.

To be adopted, the resolution approving the First Individual Stock Option Grants (the “First Individual Stock Option Grants Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE FIRST INDIVIDUAL STOCK OPTION GRANTS RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE FIRST INDIVIDUAL STOCK OPTION GRANTS RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the First Individual Stock Option Grants Resolution.

5.  Second Individual Stock Option Grants

After approving the Amended and Restated Stock Option Plan, the Board of Directors of the Corporation approved the grant of (i) 275,000 options to Mr. Henri Harland, CEO, (ii) 150,000 options to Mr. André Godin, CFO and (iii) 175,000 options to Mr. Michel Chartrand, COO (collectively, the “Second Individual Stock Option Grants”). The Second Individual Stock Option Grants were granted under the Amended and Restated Stock Option Plan prior to the approval of the amendments to the Amended and Restated Stock Option Plan by the Corporations’s shareholders; the Second Individual Stock Option Grants are therefore subject to specific shareholders’ approval. Given the Second Individual Stock Option Grants were awarded to Company’s insiders, the specific shareholders’ approval must be on a disinterested basis. These awards also cannot be exercised until such time that the disinterested shareholders of the Corporation have approved and ratified the Second Individual Stock Option Grants. Should the disinterested shareholders of the Corporation fail to approve the Second Individual Stock Option Grants, the awards will be cancelled forthwith. The options granted on April 11, 2012 to Mr. Henri Harland, Mr. André Godin and Mr. Michel Chartrand may be exercised at a price of $3.15 CAD per common share until April 11, 2015.

The shareholders are being asked to approve the Second Individual Stock Option Grants by passing the following resolution:

“RESOLVED THAT:

1.
The Second Individual Stock Option Grants, as described in the Management Proxy Circular of Neptune Technologies & Bioressources Inc. (the “Corporation”) dated May 18, 2012 be and is hereby ratified, confirmed and approved;

2.
Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the Second Individual Stock Option Grants”.

To be adopted, the resolution approving the Second Individual Stock Option Grants (the “Second Individual Stock Option Grants Resolution”) must be approved by at least a majority of the disinterested shareholders of the Corporation, being all of the shareholders of the Corporation except for Mr. Henri Harland, Mr. André Godin and Mr. Michel Chartrand, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on Second Individual Stock Option Grants Resolution adds up to 3,407,494.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Management Proxy Circular.

DATED at Laval, Québec, as of May 18, 2012

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)
that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.